Filed by: Science Applications International Corporation.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Commission File No.: 000-12771

SAIC Capital Restructuring & Initial Public Offering (IPO)

SAIC Capital Restructuring & IPO

Pre-IPO and Post-IPO Comparison of Stockholder Rights and Employee Benefits

The following summary is qualified in its entirety by the specific provisions of our employee benefit plans and retirement plans, our stock programs policies and procedures, our certificate of incorporation and our other governing instruments. In addition, we are reviewing many of our employee benefit plans and retirement programs to take into account the merger and the IPO. We intend to make such changes as we deem appropriate to assist with our transformation to a company with a publicly traded security.

Stock Programs and Provisions	Before Merger and IPO	After Merger and IPO	Description of Change
Stock Bonus Awards	Awards of class A common stock (1 vote per share) issued pursuant to 1984 Bonus Compensation Plan	Awards of new class A preferred stock (10 votes per share) issued pursuant to 2006 Equity Incentive Plan	No significant change, except post-IPO bonus award shares carry 10 votes per share.
Stock Options	Options to purchase class A common stock granted under 1999 Equity Incentive Plan	Options to purchase new common stock granted under 2006 Equity Incentive Plan	No significant change, except all unexercised options adjusted to reflect potential impact of special dividend on value of SAIC stock
Option Exercise Process	“Stock Swap” exchange to pay exercise price and “Share	• “Stock Swap” exchange to pay exercise price and “Share	• Some process changes due to appointment

	Withholding” to pay tax withholding on options granted under 1999 Equity Incentive Plan	Withholding” to pay tax withholding under 1999 Equity Incentive Plan • “Net Exercise” feature for options issued under 2006 Equity Incentive Plan	of Mellon Investor Services as stock plan administrator • New flexibility for options issued under 2006 Equity Incentive Plan
Vesting Schedule for Stock and Option Awards	20%, 20%, 20%, 40% over four years	20%, 20%, 20%, 40% over four years	No change
Valuation	Before Merger and IPO	After Merger and IPO	Description of Change
Pricing for Stock Trades	Periodic valuation of class A common stock by board of directors with assistance of independent appraiser	Public market price for sales upon conversion of new class A preferred into shares of new common stock	Market price for common stock instead of periodic valuations
Pricing for Plan Transactions (e.g., exchanges to and from SAIC Stock Funds in retirement plans; SAIC purchases from retirement plans in private transactions; ESPP purchases)	Periodic valuation of class A common stock by board of directors with assistance of independent appraiser	Plan transactions conducted at the price of the publicly traded common stock	Valuation based on the price of the publicly traded common stock
Valuation for Exercise of Options and Vesting of Stock Bonus Awards	Periodic valuation of class A common stock by board of directors with assistance of independent appraiser	Board of directors responsible for establishing value for new class A preferred stock, expected to be equal to public market price for new common stock.	Valuation based on public market price rather than on appraised value
Liquidity Features	Before Merger and IPO	After Merger and IPO	Description of Change
Transfer and Sale Restrictions	SAIC has right of repurchase and right of first refusal on class A common stock	Transfer and sale restrictions expire periodically after the IPO:	Shares of new class A preferred stock may be converted to

		• 90 days (series A-1 preferred stock) • 180 days (series A-2 preferred stock) • 270 days (series A-3 preferred stock) • 360 days (series A-4 preferred)	new common stock and sold in public market as transfer and sale restrictions expire
Exceptions to Right of Repurchase and Right of First Refusal	• Former employee program • Alumni program • Telcordia divestiture program	Not applicable	Stockholders may hold shares indefinitely after affiliation with SAIC terminates
Stock Trading	Limited market trades facilitated by Bull, Inc. four times annually	Public market for new common stock	Greater liquidity upon expiration of transfer restrictions
Employee Purchase Incentives	Various matching option programs • 2004 ESPP	• 2006 ESPP	Employees may purchase shares in public market
Permitted Transfers	Transfers permitted to family members, trusts, charities, etc, all subject to SAIC’s rights and restrictions	• During transfer restriction periods, transfers only to “permitted transferees” • After expiration of transfer restriction periods, shares freely transferable	All restrictions lapse after 360 days and shares become freely transferable
SAIC Retirement Plan	Before Merger and IPO	After Merger and IPO	Description of Change
ESOP Contributions	Discretionary contributions determined by board of directors and invested in Non-Exchangeable Company Stock Fund holding class A common stock	• Discretionary contributions determined by board of directors • Special dividend either reinvested in participant accounts or, if IRS issues favorable ruling on proposed	Form of discretionary contribution may change as a result of the Pension Protection Act Special dividend either reinvested in participant

		deductibility of special dividend, distributed to participants in cash (subject to tax at applicable ordinary income rate)	accounts or distributed to participants in cash
Matching Contributions

SAIC matches 50% of the first 6% of employee deferrals:

• 50% of matching contribution invested in Non-Exchangeable Company Stock Fund

• 50% of matching contribution invested according to employee deferral elections

SAIC matches 50% of the first 6% of employee deferrals:

• 50% of matching contribution invested in Company Stock Fund

• 50% of matching contribution invested according to employee deferral election

• Special dividend either re-invested in participant accounts or, if IRS issues favorable ruling on proposed deductibility of special dividend, distributed to participants in cash (subject to tax at applicable ordinary income rate)

Form of discretionary contribution may change as a result of the Pension Protection Act Special dividend either reinvested in participant accounts or distributed to participants in cash
Profit Sharing Contributions (Discretionary - determined by SAIC board of directors)	Invested according to participant deferral elections

• Invested according to participant deferral elections

• Special dividend either re-invested in participant accounts or, if IRS issues favorable ruling on proposed deductibility of special dividend, distributed to participants in cash (subject to tax at applicable ordinary income rate)

No practical change, except special dividend either reinvested in participant accounts or distributed to participants in cash

Reallocation of Exchangeable Company Stock Fund	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures concurrent with limited market trades	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures at regularly scheduled times and effective January 1, 2007, as provided by the Pension Protection Act	Greater liquidity provided by the Pension Protection Act
Diversification of Non-Exchangeable Company Stock Fund	At age 55 and after 10 or more years of service, sales from Non-Exchangeable Company Stock Fund to SAIC concurrent with limited market trades

• At age 55 and after 10 or more years of service pursuant to the terms of the plan

• Pension Protection Act provides additional diversification rights to participants with at least three years of service.

Greater liquidity provided by the Pension Protection Act
In-Kind Distributions	• In-kind distributions of class A common stock available to terminated participants at age 59.5 • In service in-kind distributions of class A common stock available on or after age 59.5	• In-kind distributions of common stock available to terminated participants at age 59.5 • In service in-kind distributions of new common stock available on or after age 59.5	No practical change - note that effective January 2006, age at which in service in-kind distributions available lowered from 62 to 59.5

Put Right	Participant who takes in-kind distributions can require SAIC to repurchase class A common stock during two 60 day windows	• Participant who takes pre-IPO in-kind distribution will maintain pre-IPO “put right” • Participant who takes post-IPO in-kind distribution will sell into the public market	In-kind distributions taken post-IPO will not have a “put right”
AMSEC 401(k) Plan	Before Merger and IPO	After Merger and IPO	Description of Change
Matching Contributions	• 50% of matching contribution invested in Non-Exchangeable Company Stock Fund • 50% of matching contribution invested according to employee deferral elections	• 50% of matching contribution invested in Company Stock Fund • 50% or matching contribution invested according to employee deferral election • Special dividend re-invested in participant accounts	Form of discretionary contribution may change as a result of the Pension Protection Act Plan will reinvest dividend proceeds in participant accounts
Diversification of Non-Exchangeable Company Stock Fund	No reallocation of stock in Non-Exchangeable Company Stock Fund	Pension Protection Act provides diversification rights to participants with at least three years of service	Greater liquidity provided by the Pension Protection Act
Reallocation of Exchangeable Company Stock Fund	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures concurrent with limited market trades	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures at regularly scheduled times and effective January 1, 2007, as provided by the Pension Protection Act	Greater liquidity provided by the Pension Protection Act

Non-Qualified Deferral Plans	Before Merger and IPO	After Merger and IPO	Description of Change
Management Stock Compensation Plan (MSCP) (a/k/a “rabbi trust” plan)	• SAIC stock unit-based plan for key executives funded by the “rabbi trust”	• Participants will receive the special dividend in cash	No practical change, except participants will receive special dividend in cash and be taxed at applicable ordinary income rate
Stock Compensation Plan (SCP) (a/k/a “rabbi trust” plan)	SAIC stock unit-based plan for high potential employees funded by the “rabbi trust”	• SAIC stock unit-based plan for high potential employees funded by “rabbi trust” • Participants will receive special dividend in cash	No practical change, except participants will receive special dividend in cash and be taxed at applicable ordinary income rate
Key Executive Stock Deferral Plan (KESDP)	Deferred compensation plans for key executives funded by “rabbi trust”	• Deferred compensation plans for key executives funded by the “rabbi trust” • Participants will receive the special dividend in cash	No practical change, except participants will receive special dividend in cash and be taxed at applicable ordinary income rate

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.